                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE TO-I/A
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            NAUTICA ENTERPRISES, INC.
                       (Name of Subject Company (issuer))

                            NAUTICA ENTERPRISES, INC.
                        (Name of Filing Person (issuer))

           Options to Purchase Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                   639089 10 1
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 Harvey Sanders
                 Chairman, President and Chief Executive Officer
                            Nautica Enterprises, Inc.
                               40 West 57th Street
                            New York, New York 10019
                                 (212) 541-5757

                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)

                                    Copy to:
                             Charles M. Modlin, Esq.
                           Modlin Haftel & Nathan LLP
                                777 Third Avenue
                            New York, New York 10017
                                 (212) 832-1600

                            Calculation of Filing Fee

        Transaction valuation*                    Amount of filing fee
        ----------------------                    --------------------
         $5,596,108                                     $514.84**

         * Calculated solely for the purpose of determining the transaction fee. This amount assumes that options to purchase 439,600 shares of common stock of Nautica Enterprises, Inc. having an aggregate value of $5,596,108 as of July 15, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was determined using the average of the high and low prices of the common stock underlying the options as reported on the Nasdaq National Market on July 15, 2002. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is equal to $92 per $1,000,000 in transaction valuation.

         ** Previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $5,596,108

         Form or Registration No.:  Schedule TO
         Filing Party:              Nautica Enterprises, Inc.
         Date Filed:                July 16, 2002

         Filing party:  Not applicable.

         Date filed:  Not applicable.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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                             INTRODUCTORY STATEMENT

                  This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by Nautica Enterprises, Inc. (the "Company") with the Securities and Exchange Commission on July 16, 2002 (the "Schedule TO"), relating to an offer by the Company to certain of its employees to exchange certain options to purchase an aggregate of 439,600 shares of the Company's Common Stock, par value $0.10 per share, having an exercise price greater than $24.00 per share, outstanding under the Company's 1996 Stock Incentive Plan, as amended, (the "1996 Plan") for new options to purchase Common Stock that will be granted in the future under the 1996 Plan (the "New Options"), on the terms and conditions described in (1) the Offer to Exchange filed as Exhibit (a)(1) to the Schedule TO; (2) the related cover letter from Harvey Sanders dated July 16, 2002 filed as Exhibit (a)(2) to the Schedule TO (the "Sanders Letter"), (3) the Election Form filed as Exhibit (a)(3) to the Schedule TO, and (4) the Notice to Withdraw from the Offer filed as Exhibit (a)(4) to the Schedule TO.

                  This Amendment No. 1 amends the Schedule TO and the Offer to Exchange in order to:

         (a) revise the paragraph under the heading Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects in Section 4 of the Offer to Exchange by deleting the fifth sentence and inserting in lieu thereof the following:

                  "We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender provided such waiver covers all of the options subject to the Offer."

         (b) revise the second sentence of the third paragraph under Section 6 of the Offer to Exchange by deleting the words that begin that sentence, "As promptly as practicable," and inserting in lieu thereof the word "Promptly;"

         (c) revise the first sentence in Section 7 of the Offer to Exchange by deleting the phrase, "including any action or omission to act by us;"

         (d) delete the reference to "foreign tax consequences" in the second paragraph of Section 14 of the Offer to Exchange and insert the following as the third paragraph:

                  "While we believe that our employees who are subject to the tax laws of other countries and jurisdictions will have the same tax consequences as their U.S. counterparts, tax laws in other countries may differ from those in the United States. In certain countries, options may be taxable at the time when the options are granted or when the options vest. In certain jurisdictions, options may also be taxable when they are exercised, and the sale of the underlying shares may be subject to various taxes. We recommend that you consult your own tax advisor with respect to foreign tax consequence of participating in the Offer"; and

         (e) file the following exhibit to the Schedule TO:

                  Memorandum from James F. Haneschlager to non-U.S. holder of options eligible for the exchange offer.

                  This Amendment further amends the Schedule TO to report the final results of the exchange offer. A total of 82 persons elected to participate in the exchange offer. These 82 persons tendered a total of 435,100 options to purchase the Company's common stock in return for promises to grant new options on the grant date of February 18, 2003.

ITEM 12. EXHIBITS.

         (a)      (1)      Offer to Exchange, dated July 16, 2002, as amended as
                           of July 31, 2002.

                  (2) Form of Cover Letter from Harvey Sanders, Chairman and Chief Executive Officer of the Company, dated July 16, 2002, with schedule attached thereto.*

                  (3)      Form of Election Form.*

                  (4)      Form of Notice to Withdraw from the Offer.*

                  (5)      Form of Promise to Grant Stock Option(s).*

                  (6) Memorandum from James F. Haneschlager to non-U.S. holder of options eligible for the exchange offer.

         (b)      Not applicable.

         (d)      (1)      The Company's 1996 Stock Incentive Plan, as amended,
                           and form of option agreement for New Options.*

                  (2) The Company's 1989 Employee Incentive Stock Plan (incorporated herein by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 2, 2002).

                  (3) The Company's Executive Incentive Stock Option Plan (incorporated herein by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 2, 2002).

                  (4) Option Agreement and Royalty Agreement, each dated July 1, 1987, by and among the Company and David Chu (incorporated herein by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 2, 2002).

         (g)      Not applicable.

         (h)      Not applicable.

* Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                  NAUTICA ENTERPRISES, INC.
                                  By:  /s/ Harvey Sanders
                                      ------------------------------------------
                                       Harvey Sanders
                                       Chairman, President and Chief Executive
                                        Officer
Date: August 19, 2002


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